UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to

Commission File Number 113928

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC – U.S.A. Retirement and Savings Plan
60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada
(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada
(State or other jurisdiction of)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5
(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC-U.S.A. Retirement and Savings Plan

Financial Statements as of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007, and
Report of Independent Registered Public Accounting Firm

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
RBC-U.S.A. Retirement and Savings Plan
Minneapolis, MN

We have audited the accompanying statements of net assets available for plan benefits of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Deloitte & Touche LLP

Minneapolis, MN
June 26, 2008

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Investments — at fair value:		
Employer stock funds:		
Royal Bank of Canada Stock Fund	$ 413,219,144	$ 404,202,038
Common collective trusts:		
Fidelity Managed Income Portfolio II	145,109,937	136,493,875
US Equity Index Commingled Pool	87,358,624	82,091,416
Mutual funds:		
Van Kampen Comstock Fund	99,721,763	109,741,875
Growth Fund of America	159,526,664	143,001,241
American Balanced Fund	132,041,447	117,046,239
Wasatch Core Growth Fund	72,432,339	74,819,463
Fidelity US Bond Index Fund	49,005,046	39,129,559
American Euro-Pacific Growth Fund	162,482,393	123,990,139
Tamarack Mid Cap Equity Cl I	39,900,428	39,015,124
Artisan Mid Cap Value Fund	35,198,590	25,486,510
Third Avenue Small Cap Value	47,174,379	45,037,513
Fidelity BrokerageLink	15,670,514	13,992,256
Participant loans receivable	18,510,721	17,836,263
Total investments	1,477,351,989	1,371,883,511
CASH	5,387,947	2,416,121
RECEIVABLES:		
Participant contributions		571
Employer variable matching contribution		2,021
Employer matching fixed contribution	2,224,985	3,349,771
Employer ESOP contribution	1,820,228	2,656,427
Total receivables	4,045,213	6,008,790
Total assets	1,486,785,149	1,380,308,422
NET ASSETS AVAILABLE FOR PLAN BENEFITS	1,486,785,149	1,380,308,422
Adjustment from fair value to contract value for indirect fully benefit-responsive investment contracts	1,100,172	1,541,528
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,487,885,321	$1,381,849,950

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2007

INVESTMENT INCOME:	
Interest and dividends	$ 86,860,961
Net realized and unrealized appreciation in fair value of investments (Note 3)	29,019,099
Total investment income	115,880,060
CONTRIBUTIONS:	
Participant	72,217,203
Participant rollover	15,017,711
Transfer from merged plan (Note 1)	12,210,501
Employer — fixed matching and ESOP (net of forfeitures of $3,133,555)	35,788,415
Total contributions	135,233,830
DEDUCTIONS:	
Benefits paid to participants	(144,999,023)
Aministrative fees paid by participants	(79,496)
Total deductions	(145,078,519)
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	106,035,371
NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,381,849,950
NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,487,885,321

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

General — As part of a benefits consolidation project for the U.S. RBC Companies, the Dain Rauscher Retirement and Savings Plan was amended in January 2002 to become the only 401(k) plan offered to active employees of RBC Companies in the United States and was subsequently renamed the RBC-U.S.A. Retirement and Savings Plan. Fidelity Management Trust Company ("Fidelity") was appointed as the new trustee effective January 1, 2002.

The Plan is a defined contribution plan covering all eligible employees for RBC Dain Rauscher Corp., RBC Liberty Insurance, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Centura Bank (the "RBC Companies") in the United States. Effective January 1, 2004, the Plan includes an employee stock ownership plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (the "Code").

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours. Certain employees, as defined in the plan document, who have met the employee contribution requirements described above by December 1 of the plan year and who are employed on December 31 are eligible to receive the employer stock bonus contribution, if any.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who were at least age 50 may elect to make pretax, Roth 401(k), or catch-up contributions up to 50% of compensation. Catch-up contributions are subject to an annual limit of $5,000 under Internal Revenue Service regulations during 2007. Employees may also contribute to the Plan by making rollover contributions which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant's pretax contribution, up to a maximum of 6% of compensation. All matching contributions are invested in accordance with participant investment elections.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. For 2006 and 2007, certain employees are subject to limits on the amount of matching contributions that they can receive. All RBC Dain Rauscher financial consultants are limited to combined fixed matching contributions of $1,500. After-tax contributions (excluding Roth 401(k)) are not eligible for company-matching contributions.

The ESOP is funded solely with contributions made by the RBC Companies. The RBC Companies have the sole and exclusive discretion as to the amounts contributed, if any, and whether such amounts will be contributed in the form of cash, RBC common shares, or in a combination of cash and RBC common shares. There are no performance formulas or measures included in making such a determination. The ESOP contribution for the year ended December 31, 2007, was 1% of pretax pay up to a maximum contribution of $500. The ESOP contribution prior to the application of forfeitures of $3,193,164 and $2,656,427 for the years ended December 31, 2007 and 2006, respectively, was not funded by the RBC Companies as of December 31, 2007 and 2006, respectively, and is included as a receivable on the statements of net assets available for plan benefits as of December 31, 2007 and 2006.

Participant Accounts — Each participant account is credited with the participant's voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies' fixed matching contributions, the RBC Companies' discretionary ESOP contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan's 13 investment options, including the Brokerage Link investment option. The Brokerage Link investment is a self-directed mutual fund brokerage account which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund into one or more other investment funds

Investments — The various investment options available to the participants include the Royal Bank of Canada Stock Fund, domestic large cap equity funds, an international equity fund, small cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest.

Vesting — Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures — Upon a participant's termination of employment, the unvested portion of the participant's account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies' contributions or to pay administrative expenses of the Plan. Forfeitures of $3,133,555 were used to reduce RBC Companies' contributions for the plan year ended December 31, 2007.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Loans to Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate plus 1% at the time of the loan. Current interest on loans ranges from 4.0% to 10.5% and loans are due at various dates through 2032. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant's account.

Payment of Benefits — On termination of employment, participants may generally request either a lump-sum distribution of the employee pretax and after-tax contributions account balances or monthly, quarterly, or annual installments. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant's account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions (including Roth 401(k)) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59-1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the Royal Bank of Canada (RBC) Stock Fund where participants can choose to have their value paid in cash or Royal Bank of Canada common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out in 2007, and included in benefits paid to participants, was $1,415,852.

Transfer of Assets to Plan — On September 4, 2007, all assets from the Daniels & Associates, L.P. 401(k) were transferred into the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Contributions — Participant and RBC Companies' fixed matching contributions are recorded in the period the employer makes the payroll deductions. ESOP contributions are recorded for the period the Board of Directors authorizes the contribution.

Benefits Paid to Participants — Benefits are recorded when paid.

Investments — The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. Common collective trust funds with underlying investments in investment contracts are adjusted by the issuer to contract value and this adjustment is presented in the Statement of Net Assets Available for Plan Benefits. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participant loans are valued at the outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Purchases and sales of investments are recorded on a trade-date basis.

Expenses — Effective in 2005, administrative expenses are paid by the Plan's Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. These expenses were approximately $204,667 during 2007. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Interest and Dividend Income — Interest is recorded when earned and dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund (which invests in RBC shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

Investments as of December 31, 2007 and 2006, that represent 5% or more of the Plan's assets are as follows:

	2007	2006
Royal Bank of Canada common stock	$ 373,350,704	$ 365,922,356
American Euro-Pacific Growth Fund	162,482,393	123,990,139
Growth Fund of America	159,526,663	143,001,241
Fidelity Managed Income Portfolio II, at contract value	146,210,109	136,493,875
American Balanced Fund	132,041,447	117,046,239
Van Kampen Comstock Fund	99,721,763	109,741,875
US Equity Index Commingled Pool	87,358,624	82,091,416
Wasatch Core Growth Fund	*	74,819,463

* Less than 5% of net assets available for benefits.

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $29,019,099 as follows:

Mutual funds	$ (5,654,291)
Common collective trusts	4,519,330
Employer stock funds	30,154,060
	$29,019,099

The following summarizes the components of the employer stock funds, at December 31:

	2007	2006
Royal Bank of Canada Stock Fund:		
Royal Bank of Canada common stock	$373,350,704	$365,922,356
Fidelity institutional cash money market fund	39,868,440	38,279,682
Total	$413,219,144	$404,202,038

The stock bonus account, a nonparticipant-directed investment is a component of the Royal Bank of Canada Stock Fund. The remaining portion of the Royal Bank of Canada Stock Fund is employee-directed. The change in net assets of the nonparticipant-directed investments for the year ended December 31, 2007, is as follows:

Nonparticipant-directed portion of Royal Bank of Canada Common Stock:	
Changes in net assets:	
Net appreciation in fair value of investments	$ 693,513
Interest and dividends	288,587
Employer contributions	2,537,788
Benefits paid to participants	(867,355)
Transfers to other investments	(97,271)
Net increase	2,555,262
Nonparticipant-directed portion of Royal Bank of Canada common stock as of December 31, 2006	6,638,946
Nonparticipant-directed portion of Royal Bank of Canada common stock as of December 31, 2007	$9,194,208

4. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 7,313,597 and 7,681,269 shares, respectively, of common stock of the Royal Bank of Canada, the Parent of the RBC Companies, with a cost basis of $127,883,370 and $106,812,327, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $13,108,835 from the Royal Bank of Canada Stock Fund. These transactions qualify as exempt party-in-interest transactions.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6. TAX STATUS

The Internal Revenue Service has determined and informed the RBC Companies by a letter dated March 16, 2005, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code requirements. The plan has been amended since receiving the determination letter. However, the RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of investments per the financial statements to the Form 5500 as of December 31, 2007 and 2006, is as follows:

	2007	2006
Net assets available for Plan benefits per the financial statements — Investment — at fair value	$1,477,351,989	$1,371,883,511
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,100,172	1,541,528
Total investments (current value column) per Form 5500 Schedule of assets (held at end of year)	$1,478,452,161	$1,373,425,039

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN
(EIN: 41-1228350) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2007

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Royal Bank of Canada*	Royal Bank of Canada Stock Fund:	
	Royal Bank of Canada Common Stock (cost $127,883,370)	$ 373,350,704
	Fidelity Institutional Cash Money Market Fund	39,868,440
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II	146,210,109
Van Kampen Asset Management Inc.	Van Kampen Comstock Fund	99,721,763
Capital Research & Management Company	Growth Fund of America	159,526,663
Capital Research & Management Company	American Balanced Fund	132,041,447
Fidelity Management Trust Co.*	US Equity Index Commingled Pool	87,358,624
Wasatch Advisor, Inc.	Wasatch Core Growth Fund	72,432,339
Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	49,005,046
Capital Research & Management Company	American Euro-Pacific Growth Fund	162,482,393
Broadview Advisors, Inc.	FMI Focus Fund	
Voyageur Asset Management Inc.*	Tamarack Mid Cap Equity Cl I	39,900,428
Artisan Funds Inc. Investor Share	Artisan Mid Cap Value Fund	35,198,590
Third Avenue Management, LLC	Third Avenue Small Cap Value	47,174,379
Fidelity Management Trust Co.*	Fidelity BrokerageLink	15,670,514
Participant loans*	Interest rates of 4.5% to 10.5% due at various dates through 2032	18,510,722
Total investments		$1,478,452,161

*Known to be a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada
(Registrant/Issuer)

Date: June 26, 2008

Steven Decicco
Chief Financial Officer

Gabriela Sikich
Mgr, US Defined Contribution Plans

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 of Royal Bank of Canada on Form S-8 of our report dated June 26, 2008, appearing in the Annual Report on Form 11-K of RBC — U.S.A. Retirement and Savings Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Minneapolis, Minnesota
June 26, 2008

APPENDIX B

SECTION 906 CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of RBC Dain Rauscher, hereby certifies, to such officer's knowledge, that the Annual Report on Form 11-K for the year ended December 31, 2007 (the "Report") of the RBC – U.S.A. Retirement and Savings Plan fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the RBC – U.S.A. Retirement and Savings Plan.

Steven Decicco
Chief Financial Officer

Date: June 26, 2008

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

END